UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Altisource Asset Management Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

02153X108
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153X108	Schedule 13D	Page 2

1.	Names of Reporting Persons

William C. Erbey (“Mr. Erbey”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

707,322 (1)
	8.	Shared Voting Power

83,427 (2)
	9.	Sole Dispositive Power

707,322 (1)
	10.	Shared Dispositive Power

83,427 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

790,749 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

49.9%*
14.	Type of Reporting Person (See Instructions)

IN
____________
(1)
Includes (a) 26,293 shares of common stock held by the Carisma Trust, a Nevada trust, the trustee of which is Venia, LLC, a Nevada limited liability company (“Venia”) and (b) 681,029 shares of common stock held by Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”) of which the Christiansted Trust, a U.S. Virgin Islands trust (the “C-Trust”), the Frederiksted Trust, a U.S. Virgin Islands trust (the “F-Trust”), and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”) are members.  Erbey Holding is wholly owned by the Carisma Trust, the trustee of which is Venia (together with Mr. Erbey, E. Elaine Erbey (“Mrs. Erbey”), Erbey Holding, Salt Pond, the C-Trust, the F-Trust and the Carisma Trust, the “Reporting Persons”).  The members of Venia are Mrs. Erbey, John Erbey (Mr. Erbey’s brother) and Andrew Burnett, although Mr. Erbey is given sole investment and voting control over any securities owned by Venia or the Carisma Trust.  Mr. Erbey, John Erbey, Mrs. Erbey and Salt Pond are co-trustees of the C-Trust.  Mr. Erbey, John Erbey, and Salt Pond are co-trustees of the F-Trust.  Mr. Erbey, Erbey Holding, the C-Trust, the F-Trust, the Carisma Trust and Venia each may be deemed to beneficially own the 681,029 shares of common stock held by Salt Pond.

(2)	Shares of common stock held by his spouse, Mrs. Erbey.

(3)	Includes (a) 83,427 shares of common stock held by Mrs. Erbey; (b) 26,293 shares of common stock held by the Carisma Trust; and (c) 681,029 shares of common stock held by Salt Pond.

CUSIP No. 02153X108	Schedule 13D	Page 3

1.	Names of Reporting Persons

E. Elaine Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

83,427 (4)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

83,427 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

83,427 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.26%*
14.	Type of Reporting Person (See Instructions)

IN
____________
(4)	Shares held directly by Mrs. Erbey.

CUSIP No. 02153X108	Schedule 13D	Page 4

1.	Names of Reporting Persons

Christiansted Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

681,029 (5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

681,029 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

681,029 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

43.0%*
14.	Type of Reporting Person (See Instructions)

OO
____________
(5)	Includes 681,029 shares of common stock held by Salt Pond Holdings, LLC.

CUSIP No. 02153X108	Schedule 13D	Page 5

1.	Names of Reporting Persons

Frederiksted Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

681,029 (6)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

681,029 (6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

681,029 (6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

43.0%*
14.	Type of Reporting Person (See Instructions)

OO
__________
(6)	Includes 681,029 shares of common stock held by Salt Pond Holdings, LLC.

CUSIP No. 02153X108	Schedule 13D	Page 6

1.	Names of Reporting Persons

Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

681,029 (7)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

681,029 (7)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

681,029 (7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

43.0%*
14.	Type of Reporting Person (See Instructions)

OO
___________
(7)	Shares held directly by Salt Pond Holdings, LLC.

CUSIP No. 02153X108	Schedule 13D	Page 7

1.	Names of Reporting Persons

Erbey Holding Corporation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

681,029 (8)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

681,029 (8)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

681,029 (8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

43.0%*
14.	Type of Reporting Person (See Instructions)

CO
____________
(8)	Includes 681,029 shares held by Salt Pond Holdings, LLC.

CUSIP No. 02153X108	Schedule 13D	Page 8

1.	Names of Reporting Persons

Carisma Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

707,322 (9)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

707,322 (9)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

707,322 (9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

44.6%*
14.	Type of Reporting Person (See Instructions)

OO
____________
(9)	Includes (a) 26,293 shares held directly by the Carisma Trust and (b) 681,029 shares held by Salt Pond Holdings, LLC.

CUSIP No. 02153X108	Schedule 13D	Page 9

1.	Names of Reporting Persons

Venia, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

707,322 (10)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

707,322 (10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

707,322 (10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

44.6%*
14.	Type of Reporting Person (See Instructions)

OO
____________
(10)	Includes (a) 26,293 shares held directly by the Carisma Trust and (b) 681,029 shares held by Salt Pond Holdings, LLC.

*
The ownership percentage for each Reporting Person is based upon 1,584,668 shares outstanding as of February 21, 2019, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2018.

CUSIP No. 02153X108	Schedule 13D	Page 10

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) originally filed jointly by William C. Erbey (the “Principal Reporting Person”), his spouse E. Elaine Erbey (“Mrs. Erbey”), FF Plaza Limited Partnership (“FF Plaza”), Delaware Permanent Corporation (“Delaware Permanent”), Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”) and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”) with the Securities and Exchange Commission on January 8, 2013 (as amended by Amendment No. 1 originally filed on March 5, 2015, Amendment No. 2 originally filed on April 12, 2016, Amendment No. 3 originally filed on November 23, 2016 and Amendment No. 4 originally filed on December 8, 2017 (“Amendment No. 4”), the “Schedule 13D”).  This Amendment 5 is filed by the Principal Reporting Person, Mrs. Erbey, Erbey Holding, Salt Pond, the Christiansted Trust, the Frederiksted Trust, the Carisma Trust and Venia, LLC, a Nevada limited liability company (“Venia”) (collectively, the “Reporting Persons”).  The Principal Reporting Person beneficially owns all of the shares of Altisource Asset Management Corporation, a company organized under the laws of the U.S. Virgin Islands (the “Issuer”) beneficially owned by all of the Reporting Persons.  Since the filing of Amendment No. 4, Salt Pond acquired 57,226 shares of the Issuer through an open market purchase.  This Amendment No. 5 reflects the acquisition of shares of the Issuer by Salt Pond that resulted in an acquisition of beneficial ownership of shares of the Issuer in an amount equal to one percent or more of the outstanding shares of the Issuer.

Item 1.  Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer.  The principal executive offices of the Issuer are located at 5100 Tamarind Reef, Christiansted, U.S. Virgin Islands 00820.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following paragraph:

A total of approximately $2,127,000 was used to acquire the shares of Common Stock described under Item 5(c) below. The source of the funds used to acquire the shares of Common Stock was through securities transactions.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 1,584,668 shares of Common Stock outstanding as of February 21, 2019, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2018.

(b) The Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such person and are hereby incorporated by reference in this Item 5.

(c) Transactions since Amendment No. 4: on March 1, 2019, Salt Pond acquired 57,226 shares of the Issuer through an open market purchase for cash on the New York Stock Exchange American at a price of $37.17 per share.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2019

/s/ William C. Erbey
William C. Erbey

/s/ E. Elaine Erbey
E. Elaine Erbey

Christiansted Trust

	By:	/s/ William C. Erbey
Name: William C. Erbey
Co-Trustee

	By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Co-Trustee

	By:	/s/ John R. Erbey
Name: John R. Erbey
Co-Trustee

	By:	/s/ William C. Erbey
Name: Salt Pond Holdings, LLC
Title: Co-Trustee
Signed By:
		Name:	William C. Erbey
		Title:	President

Frederiksted Trust

By:	/s/ William C. Erbey
Name: William C. Erbey
Co-Trustee

By:	/s/ John R. Erbey
Name: John R. Erbey
Co-Trustee

By:	/s/ William C. Erbey
Name: Salt Pond Holdings, LLC Title: Co-Trustee Signed By:
Name: William C. Erbey
Title: President

Erbey Holding Corporation, Inc.
By:	Carisma Trust, its Sole Shareholder
By:	Venia, LLC, Carisma Trust’s Sole Trustee

By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Title: Member

Carisma Trust
By:	Venia, LLC, its Sole Trustee

By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Title: Member

Venia, LLC

By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Title: Member

Salt Pond Holdings, LLC

By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President